NOVOMOTO
2021 Report

Dear investors,

Dear Investors,

We are excited to inform you that 2021 was an amazing year for NovoMoto and we accomplished our goals. You can see more details about our progress in 2021 in our Annual Newsletter that was published in January.

In order to continue our growth, we would like to inform you that we are going to raise our Series Seed round for $2.5m at a $9m pre-money valuation. We would be happy to have you as a part of our Series Seed as well. Please let us know if you are interested to know more about the details of our raise.

We need your help!

We are raising our Seed Round. First, we are planning to start with accredited investors and later will start a crowdfunding campaign for non-accredited investors.

We will be happy to have a conversation with you if you or anyone in your network is interested to invest in the new round of NovoMoto.

Our long term goal is to provide electricity to 1 million people by the end of 2026.

Sincerely,

Aaron Olson

Co-Founder

Mehrdad Arjmand

Co-Founder/CEO

Our Mission

Our goal is to bring reliable electricity to 1 million customers across multiple markets in Sub-Saharan Africa. To date, we have done over 300 installations. Our goal for 2020 is to do 5000 total installations.

See our full profile

How did we do this year?

Report Card

A-

The Good

Sales was increased from $87,303 in 2020 to $466,416 in 2021

Collection rate was increased from 63% in 2020 to 100% in 2021

Churn rate was decreased from 37% in 2020 to 1% in 2021

The Bad

We were not able to raise our Seed Round while we were selling the kits and now are out of stock

We are facing major delays due to the global supply chain challenges

We did a pilot project in northern Uganda to assess the opportunity of expanding, but the results were not promising

2021 At a Glance

January 1 to December 31

$466,420 +329%
Revenue

-$363,123
Net Loss

$1,201,981 +313%
Short Term Debt

$0
Raised in 2021

$30,000
Cash on Hand
As of 03/31/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

NovoMoto sells high-quality solar systems for off-grid homes and small businesses in Sub-Saharan Africa. The systems transform customers' lives! Customers use our systems to improve how their children study, boost their business activities & save money. NovoMoto's systems are made affordable with payment plans. They are secured with technology that enables customers to use electricity only when they are up to date with their payments. All NovoMoto systems include customer service & a warranty.

Our goal is to bring reliable electricity to 1 million customers across multiple markets in Sub-Saharan Africa. To date, we have done over 1500 installations. Our goal for 2022 is to do 5000 total installations.

Milestones

NovoMoto Inc. was incorporated in the State of Delaware in January 2022. Before that, NovoMoto was an LLC based in Wisconsin from November 2015 until December 2021.

Since the incorporation of the company in November 2015, we have:

- Provided electricity to 1500 homes (~7500 people)

- Reduced the CO2 emissions by 320 Tonnes

- Created 10 jobs in DRC

- Provided more than $500,000 in expected 5 years customer savings

Historical Results of Operations

Our company was organized in January 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $466,420. Our gross margin was 35.53%.
- *Assets.* As of December 31, 2021, the Company had total assets of $390,339, including $50,648 in cash.
- *Net Loss.* The Company has had net losses of $363,123 for 2021.
- *Liabilities.* The Company's liabilities totaled $1,201,981 for 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $70,000 in debt and around $1,000,000 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital immediately. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

NovoMoto Inc. cash in hand is $30,000, as of March 2022. Over the last three months, revenues have averaged $30,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,000/month, for an average burn rate of $0 per month

A significant portion of the convertible notes were converted to equity. This means that our current liability is reduced from $1,201,981 at the beginning of 2022 to $280,252.

We are out of stock now and hence our revenue (accrual) will be zero for the next 6 months. However, we expect to collect our receivables ($279,517) in the next 6 months. We are expecting to receive our new shipments from Q4-2022 and hence will resume to generate revenue.

No, we are not profitable at the moment. Based on our financial projections, we will need $14m in equity and debt financing to become profitable. If we achieve our milestones on time and there are no unexpected delays, we are expecting to become profitable by 2024.

We are planning to reach out to venture capital groups, social impact groups, angel groups and individual angel investors outside of a crowdfunding campaign.

We will collect and use our receivables to cover the short-term burn while we are raising our round.

Net Margin: -78% **Gross Margin: 36%** **Return on Assets: -93%** **Earnings per Share: -$435.92**

Revenue per Employee: $38,868 **Cash to Assets: 13%** **Revenue to Receivables: 167%** **Debt Ratio: 308%**

Novomoto_LLC-AUDITED_FS_FINAL.pdf

We ♥ Our 317 Investors

Thank You For Believing In Us

Dan Olszewski	Ben Rugg	Clinton Noel Foster, SR	Timothy Andrew Countiss	Basilios Dimitrelias	Alexander Clarence McInt...	Gabriel Ugalde
Dawn Lett	Cody Helsinger	Devin Curry	Travis S Silman	Taressa Straughter	Chris Brown	Alicia McCalla
Carlos Gonzalez	Andre Harrell	Joseph Bernard Forgue	Shaeda Bhagan	Lori Laraine Sockhoo	Derwin Gary	Randy Kirk
Steef Van Winkel	Frank D Hemle	Barbara Ann Inman	Jordan Myers	Jon Arild Vatne	Curtiss Sykes	Carl Cornwell
Deka Gabriel	Cynthia Hints	Helga Bluestone	Abdullah A. Zahrani	Nicholas Heyward	Logan Lenz	William F. Coleman, III
Terri Denise Register	Pichou Etinde	Ken Linge	Kirit K Patel	Dr. John R Patrick	Finn Kuusisto	Stuart Watkins

Marvin Mitchell
Mario Beltran
William F. Coleman, III
Mary Olive Linn Malloy
Jeffrey Fafard
Derek Haviland Tobias
Matthieu Jacquier
David Taylor
Joanne Cretney-Tsosie
Antoinette Muoneke
Anthony Lee
Madeline L Jackson-Starr
Casey Cox
Herman Awai
Alex Lebon
William Mendez
Mr H. Johnson
A G
Santo Siraguse
Mario M Teel Jr.
Sheron Salmon
Jacob Adelman
Matthew J Linn
Mary Godinez
Brian Morris
Joenathas Volel
Carla Roberts
Sara E Collins
Mario Beltran
Alex Gray
Ronel Delva
Vagner De Moraes Perez
Mick Hall
Brian RUNFT
Maggie C. Rue
Andrew S Mehring
Christopher Karge
Jeffery Brawner
Tam Kemabonta
Korab Krasniqi
Midian Jones
Jaime Bustamante
Ben Raboine
Emily Garber
Nathanael Pine
Ernst Decoster
Christopher Grundy
Brian Leyde
Nathan Brown
Massimo Merighi
John J. Flowers Jr
Elijah P Albert
Catherine Murray
Marc Biondi
Mahreen Agha
Mychal Smith
Thomas Everette
Benjamin Gaddy
Evelyn Hilton
Yolanda Levels
Rashawnda Mathis
Thembile Mtwa
Ernest Iseminger
Robert Labelle
Boris Epstein
Matthew Braund
James T Jewett II
Susan Mc Guinness Getz...
Trinita Blyden
Lee Smallwood
Karen Emmanuel
Walter Rowntree
Katherine Place
Mario Beltran
Robert CHESNEY
Jason Kaunas
Stephanie Whang
Puneet Gupta
Ann Vertovec
Jonny Price
Sanana Zutshi
Yasmin Korimbocus
Kvon Smith
Bill Robinson
Jeffrey Richard
Joe Hayes
Antony Retchaganathan
Eduard Abramov
Yeshua Alexander
Mitchell Nadel
Jerry Yliniemi
Theophilus D. McClellan
Patrick Locke
Albert Sandor
Jackson Chau
Chris Hogue
Telesphor Kamgaing
Holly Walter Korby
Matthew S LaValle
Nathan Eggenberger
Chris Ngang
Daniel Ruppert
Veda Fisher Kennedy
Maric Constant
Mario Beltran
Charles L Roseboro
Leo Chaloux
Susan Parker
Jacob Saur
Doug Ittner
George Fussell
Oystein Kopstad
Maximilian Press
Ricardo Ramos
Felicia Carter
Carlene M
John William Polomny
Thejaswi Nagaraju
Terry Mickelson
Gregory Frias
Thomas Kiefer
David Burman
Gwendolyn Jones
Alicia Garner
Peter Lee Geffrard
Michael Otis
Matt Kelly
Michelle Evans-Cornish
Adrian Lai
Andrew Mitchell
Fred Dailey
Scott E Musinski
Teresa Martin
Paula Ladne
Derrik Oates
Shalom Rakhminov
Melinda Golden
Hung Luu
Vinay S
Kathleen Arnold
Alexander Groh
Kevin WHITE
Davorin Bozja
Ron Nelson
Sandra COULTER
Jose Flores
Josephine R Wilkie-Smith
Jukka Matti Karhu
Adam Bobbs
Dani Habtom
Sid Subramanian
Rachel Lindor
Hope Oje
Shan Hermitt
Hector Salvador Lopez
Kevin Oh
Dorian Nasby
Onkemetse P Kibitwe
Steve Booyens
Justin Bean
Rony Paul
Jorge T Bonilla
Robert Buchholz
John Henry Page Too
Frank Priefler
Joseph CHRISTY
Everette SPIGNER
David Chang
Samarth Beri
Bradford Traywick
Yacine Allaoua
Dana Couch
Larry Anderson
David Muller
Harrison James Silvers
Shree Kalluri
Michail Aspradakis
Marilyn Hackett
Kyle Burleigh
Matt Jernigan
Neville George
Moacyr K Timas
Daniel Nwosu
Magnus Ogbenna
John Brooks
Denold Jean Louis
John Carruth
Craig Throne
S. Lea Langdon
Fabrice Ndjakeu Tankeu
Nandini Bhattacharya
Sean MacKendrick
Kenneth Rosa
Felix Lu
Kevin Furt
Michael Brady
Pascal Manseild
Jared Cantrell
Jerry Tsai
Xing Wang
James Washington
Cameron Brown
Yvonne Yeboah
Arthur Mitchell
Chetan Panchani
Mehran Chowdhury
Shane Pittson
John Pullen
Anas Alsaleh
Susan Baughman
Pamela G GREENE
Frank Besse
Diana Richardson
Fred Dailey
Kisanga Gray
Daniel Szewczyk
Godwin Amegashie
Evans Richards
Mauricio Lillo
Alec Arthur
David Rucci
Josh Colenda
Eric Schmidt
Rajesh G Bhakta
Cidalia Grami
Everett Pope
Mahtab Marker
Sai Radhakrishna Gattu
Amilia Alcema
Prince Keumajou
Shree Kalluri
Basel Sawwan
Francis Kumassah
Mark D Stannard
Karthik Thenkondar
Alex Olson
Ahilan Subramaniam
Todd A. Theman
Munir Ahmed
Anthony Lee
Thema Bentley
Hope Okereke
David Archer
Danyeal Thomas
Carolyn Smith
Tarii Evablessed
Violeta Labuguen
Richard R Haas
Aman Gupta
Leathia L. Williams
Judy Von Bergen
Jonathan A Cannon
Richard R Haas
Ngalima Olson
David Palmer
Gloria Su
Mark Boekhout
Nahiem Hood
Carole Trone
Cornora Johnson
Jason E Pendleton
Manu Kennedy
Dan Callaghan
Mitchell Shane Orgill
Danny Mosby
Jeremy IVIE
Raman Sundararajan
Neville George
Ramsey Tysdal
Peter Costello
Ron Nelson
Jo Smith
Martin Ringwelski
Abraham Tejeda
Neville George

Thank You!

From the NovoMoto Team



Aaron Olson
Co-Founder/CEO



Mehrdad Arjmand
Co-Founder/CEO



Wilfred Audley

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Aaron Olson	CEO @ Novomoto	2015
Mehrdad Arjmand	CEO @ Novomoto	2015

Officers

OFFICER	TITLE	JOINED
Aaron Olson		2015
Mehrdad Arjmand	CEO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Mehrdad Arjmand	Membership Interest	50.0%
Aaron Olson	Membership Interest	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION

06/2016	$40,000	Preferred Stock	Regulation D, Rule 506(b)
05/2017	$10,000		Other
04/2018	$50,000		Other
04/2018	$10,000		Other
12/2018	$50,000	Preferred Stock	Regulation D, Rule 506(b)
12/2018	$50,000	Preferred Stock	Regulation D, Rule 506(b)
12/2018	$30,000	Preferred Stock	Regulation D, Rule 506(b)
01/2019	$60,000	Preferred Stock	Regulation D, Rule 506(b)
02/2020	$18,000		506(c)
03/2020	$100,000	Preferred Stock	Regulation D, Rule 506(c)
03/2020	$100,000	Preferred Stock	Regulation D, Rule 506(c)
03/2020	$100,000	Preferred Stock	Regulation D, Rule 506(c)
06/2020	$400,461		Regulation Crowdfunding
07/2020	$400,461		4(a)(6)
12/2020	$10,000	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/01/2016	$40,000	8.0%	20.0%	$3,000,000	02/28/2022
12/01/2018	$50,000	8.0%	20.0%	$3,000,000	02/28/2022
12/01/2018	$50,000	8.0%	20.0%	$3,000,000	02/28/2022
12/10/2018	$30,000	8.0%	20.0%	$3,000,000	02/28/2022
01/25/2019	$60,000	8.0%	20.0%	$3,000,000	02/28/2022
03/14/2020	$100,000	8.0%	20.0%	$3,600,000	02/28/2022
03/14/2020	$100,000	8.0%	20.0%	$3,600,000	02/28/2022
03/19/2020	$100,000	8.0%	20.0%	$3,600,000	02/28/2022
06/02/2020	$400,461				
12/11/2020	$10,000	8.0%	20.0%	$4,500,000	02/28/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
MWERC	05/01/2017	$10,000	$15,000	10.0%	05/01/2022	Yes
WWBIC	04/02/2018	$50,000	$11,000	9.25%	08/15/2022	Yes
MWERC	04/24/2018	$10,000	$14,000	10.0%	04/24/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed 4 Preferred	2,333,333	0	No
Series Seed 3 Preferred	108,468	7,321	No
Series Seed 2 Preferred	1,151,654	519,779	No
Series Seed 1 Preferred	551,264	305,225	No
Class B	900,000	0	No
Class A	9,244,719	2,550,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	450,000

Risks

Technology competitive advantage is another risk in our industry. We are leveraging the first mover advantage in our market and at the same time are working on some ideas to modify the product from a technology standpoint to be the best fit for this market and have an advantage against all the other products in the market.

Having a lean team is another challenge. So far, we have been able to put a small team together and now are working with them and are using their network to bring new talent to the team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Running a company in a country and fundraising in other countries is another risk to our operations. To address this risk, we are training managers who are capable to run the operations seamlessly at all the times.

Our operations are capital intensive and hence we will need multiple rounds of investment which could be viewed as a risk. However, as soon as we get to multiple thousands of installations, we can use the incoming cash flow to leverage the use of debt financing to reduce our need for equity raise as much as possible.

Lack of adaptivity to the market is another big risk. To mitigate this risk, we are doing ongoing surveys in different segments of the market to observe any changes in the consumption of our user as early as possible.

Slow traction is one of our biggest risks which will cause us to burn our cash on operations instead of growth. To mitigate that risk, we need to raise enough money to be able to grow as fast as possible.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of

an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Units, Investors may receive a number of units of Preferred Units calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the

Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $4,500,000.00 or $4,000,000 for Investors in the first $250,000 of investment volume (the “Valuation Cap”) divided by the aggregate number of outstanding units of the Company’s units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

NovoMoto Inc.

- Delaware Corporation
- Organized January 2022
- 12 employees

155 N Wacker
FL 42
Chicago IL 60606

http://www.novomoto.net

Business Description

Refer to the NovoMoto profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

NovoMoto is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.